SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-2549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

American Securities BD Co., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666, 3rd Avenue
(No. and Street)

New York (City) | New York (State) | 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abe Mastbaum | (212) 476-8088 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) | New York (City) | New York (State) | 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AMERICAN SECURITIES BD CO., L.P.
(S.E.C. I.D. No. 8-2549)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Partners of
American Securities BD Co., L.P.

We have audited the accompanying statement of financial condition of American Securities BD Co., L.P. (the "Partnership") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of American Securities BD Co., L.P. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2006

AMERICAN SECURITIES BD CO., L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash	$ 23,581
Securities owned, at fair value	38,000
Receivable from clearing broker	20,079
Other assets	26,929
Secured demand note	2,500,000
TOTAL ASSETS	$ 2,608,589
LIABILITIES AND PARTNERS' CAPITAL DEFICIT	
LIABILITIES:	
Accrued expenses	$ 30,625
Payable to affiliates	798,234
Total	828,859
Subordinated liability	2,500,000
PARTNERS' CAPITAL DEFICIT:	
General partner	65,525
Limited partner	(785,795)
Total partners' capital deficit	(720,270)
TOTAL	$ 2,608,589

See notes to statement of financial condition.

1. ORGANIZATION

American Securities BD Co., L.P. (the "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. In the normal course of business, the Partnership's securities activities are primarily conducted for affiliates and other related parties. The Partnership was formed under an Agreement of Limited Partnership in New York, dated April 15, 1994, to operate as a trader in equity and debt securities, and options. During the year ended December 31, 2003, the Chief Investment Officer retired. As a result of this retirement, the trading activities and related customer activities ceased. The General and Limited Partners are currently in the process of identifying a new Chief Investment Officer and making a determination as to when they are going to commence trading and customer related activities.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of the Partnership's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, including those regarding the valuation of certain securities owned, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

The Firm uses an asset and liability approach under Statement of Financial Accounting Standards No. 109 for the accounting for taxes. This approach requires the recognition of deferred tax assets and liabilities at enacted tax rates expected to be in effect when such balances reverse.

3. SECURITIES OWNED

Securities owned, at fair value, consist of preferred stock in the Partnership's clearing broker and an investment in NASDAQ voting trust certificates and warrants. Securities positions held by the clearing broker may be used by the clearing broker in the conduct of its business.

4. RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents balances in accounts at the clearing broker.

5. UNINCORPORATED BUSINESS TAX

As a partnership, no provision for Federal and state income taxes is required in the accompanying statement of financial condition as each partner is responsible for reporting income or loss, based on his or her respective share of the Partnership's income and expenses, as reported for income tax purposes. However, the Partnership is subject to New York City Unincorporated Business Tax ("UBT"). At December 31, 2005, the Partnership had a net deferred tax asset of $35,343, which relates to the net

operating loss carryforward. The net deferred tax asset at December 31, 2005 has been fully reduced by the valuation allowance.

6. SUBORDINATED LIABILITY

The subordinated liability, pursuant to a secured demand note collateral agreement with a related party, is payable on July 31, 2008 and is non-interest bearing. The secured demand note is collateralized by marketable securities and is stated at principal amount. The liability is covered by an agreement approved by the Partnership's designated examining authority and is thus available in computing net capital in accordance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 ("Rule 15c3-1"). To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

7. NET CAPITAL REQUIREMENTS

The Partnership is subject to the net capital requirements of Rule 15c3-1, which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method, permitted by the Rule, which requires that the Partnership maintain minimum net capital, as defined, equal to $250,000. At December 31, 2005, the Partnership had net capital of $1,644,801 which was $1,394,801 in excess of required net capital.

The Partnership has a signed proprietary accounts of introducing brokers ("PAIB") agreement with its clearing broker, so as to enable it to include certain assets as allowable assets in its Net Capital computation.

8. RELATED PARTY TRANSACTIONS

Payable to affiliates at December 31, 2005 consists of non-interest bearing borrowings from the Limited Partner and affiliates $767,609. Included in Other assets in the statement of financial condition is $2,320 for expenses paid by the Partnership on behalf of a related party. Certain operational costs of the Partnership are borne by the General and Limited Partners.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's assets and liabilities are carried at market value or contracted amounts, which approximate fair value.

10. SECURITIES RECEIVED AS COLLATERAL

At December 31, 2005, the Partnership has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists of securities received in connection with the secured demand note. The fair value of such collateral at December 31, 2005, is $7,051,702. In the normal course of business, this collateral is used by the Partnership to obtain financing. The $2,500,000 subordinated liability at December 31, 2005, is secured by the securities pledged under the secured demand note. At December 31, 2005, the Partnership has not borrowed against the collateral described above. The maturity date of the secured demand note is July 31, 2008.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2006

American Securities BD Co., L.P.
666 3rd Avenue
New York, New York 10017

In planning and performing our audit of the financial statements of American Securities BD Co., L.P. (the "Partnership") for the year ended December 31, 2005 (on which we issued our report dated February 20, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP